Filed Pursuant to Rule 253(g)(2)
File No. 024-10567

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 21 DATED SEPTEMBER 28, 2020
TO THE OFFERING CIRCULAR DATED OCTOBER 30, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Midland Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated October 30, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 30, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•         Asset update.

Asset Update

Controlled Subsidiary Investment - Vukota Wind River Place GP, LLLP

On July 17, 2017, we directly acquired ownership of a “majority-owned subsidiary,” Vukota Wind River Place GP, LLLP (“Vukota Wind River Place Controlled Subsidiary”) from National Commercial Real Estate Trust, LLC, a Delaware statutory trust (“National Commercial Real Estate Trust”) and wholly-owned subsidiary of our sponsor, for the purchase price of $375,000, which was the initial stated value of the Vukota Wind River Place Controlled Subsidiary (the “Vukota Wind River Place Investment”).  The initial proceeds from the Vukota Wind River Place Investment were used by the Vukota Wind River Place Controlled Subsidiary for the acquisition of a stabilized 120-unit apartment complex located at 919-935 N. 19th Street, Colorado Springs, CO 80904 (the “Vukota Wind River Place Property”). Details on this acquisition can be found here.

On September 25, 2020, the Vukota Wind River Place Controlled Subsidiary redeemed the Vukota Wind River Place Controlled Subsidiary Investment in full. Through existing funds and capital raising, the Vukota Wind River Place Controlled Subsidiary was able to pay down the outstanding principal balance and preferred return of the Vukota Wind River Place Controlled Subsidiary Investment. All preferred return payments were paid in full during the investment period, and the investment yielded annualized rate of return of approximately 12.0%.